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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )*



                            SPRINGS INDUSTRIES, INC.
                   -----------------------------------------
                               (Name of Issuer)




                      $.25 Par Value Common Stock Class B
                   -----------------------------------------
                        (Title of Class of Securities)




                                  851783-10-0
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 8 Pages


                   AMENDMENT MATERIAL TO THE ORIGINAL FILINGS

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CUSIP NO.  851783-10-0             SCHEDULE 13G        PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Anne Springs Close

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

                                            0 -- Class B
                                            0 -- Class B

                       --------------------------------------------------------
                       (6)     SHARED VOTING POWER

  NUMBER OF                         4,115,156 -- Class B
   SHARES                               3,392 -- Class A
 BENEFICIALLY
  OWNED BY             --------------------------------------------------------
    EACH               (7)     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                                0 -- Class B
                                            0 -- Class A

                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                                    4,115,156 -- Class B
                                        3,392 -- Class A

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,115,156 -- Class B*

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                           [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                58%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                IN

* Does not include Class A shares

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

December 31, 2000

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                               -----    -----
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              Introductory Comments


     The following report is with respect to Class B stock. Filer also beneficially owns 0 shares of Class A stock individually and 3,392 shares of Class A stock in her role as one of fourteen (14) directors of Close Foundation, Inc., a private foundation. These shares are held in an investment fund managed by an investment company retained by the Foundation. Class B stock carries voting privileges equal to four times those to Class A. Class A stock may not convert to Class B but Class B stock may convert to Class A at any time. See 13G for year ending December 31, 1989 for information on rights of Class A versus Class B stock.

     At December 31, 2000, the Company reported that the outstanding shares of Class A and Class B common stock were as follows:

          Class A      -     10,685,556
          Class B      -      7,154,763
                             ----------
                Total  -     17,840,319





     (End of Introductory Comments.)








December 31, 2000


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

Item 1(a).   Name of Issuer:
                  Springs Industries, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
                  205 North White Street
                  Fort Mill, South Carolina 29715

Item 2(a).   Name of Person Filing:
                  Anne Springs Close

Item 2(b).   Address of Principal Business Office or, If None,
             Residence:
                  P. O. Box 100
                  Fort Mill, SC 29716

Item 2(c).   Citizenship:
                  United States of America

Item 2(d).   Title of Class of Securities:
                  $.25 par value common stock Class B

Item 2(e).   CUSIP Number:
                  851783-10-0

Item 3.      Statement Regarding Rules 13d-1(b) or 13d-2(b):
                 Not Applicable.



December 31, 2000

                                Page 4 of 8 Pages


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Item 4. Ownership: *

                  (a) Amount Beneficially Owned:
                                                     Class B - 4,115,156 shares.

                  (b) Percent of Class:
                                                                             58%

                  (c) Number of shares as to which
                      such person has:

                     (i) sole power to vote or
                         direct the vote:
                                                                     Class B - 0
                                                                     Class A - 0

                    (ii) shared power to vote or
                         direct the vote:
                                                             Class B - 4,115,156
                                                                 Class A - 3,392

                   (iii) sole power to dispose or
                         direct the disposition of:
                                                                     Class A - 0

                    (iv) shared power to dispose or
                         direct the disposition of:

                                                             Class B - 4,115,156
                                                                 Class A - 3,392



         Mrs. Close disclaims beneficial ownership of all the shares shown above.

* Mrs. Close has the sole power to vote and dispose of 0 shares of Class A stock and the shared power to vote and dispose of 3,392 shares of Class A Stock of Close Foundation, Inc., as a director of said Foundation, which is not reflected as beneficially owned above. These shares are referenced in paragraph (c) above, however, for purposes of full disclosure.






December 31, 2000

                                Page 5 of 8 Pages



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         In addition, The Springs Company, Lancaster, South Carolina, owns beneficially 1,953,929 (or 27%) of such stock (including 551,999 shares held as trustee for the children of Mrs. Anne S. Close); Kanawha Insurance Company (formerly Central Reassurance Corporation), Lancaster, South Carolina, owns beneficially 175,000 shares (or 2%) of such stock. All outstanding shares of stock of The Springs Company and Kanawha Insurance Company are owned by: trusts for the benefit of members of Mrs. Close's family (including those trusts described in Item 6); and by The Springs Company as trustee of management trusts for certain members of Mrs. Close's family.

         Mrs. Close is a director of The Springs Company.

Item 5. Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         1. (a) The shares shown in Item 4(c)(ii) and (iv), other than as provided in subsection 2 below, are held by entities having the right to receive dividends and proceeds of sale as follows:




December 31, 2000

                                Page 6 of 8 Pages


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         (a) 2,150,021 shares (or 30%) held by Mrs. Close, seven of the eight children of Mrs. Close (Crandall Close Bowles, Frances A. Close, Leroy Springs Close, Patricia Close, Elliott Springs Close, Hugh William Close, Jr., Derick Springsteen Close, and Katherine Anne Close), and James Bradley as trustees for Mrs. Close's children (a child who is a tentative income beneficiary of trusts holding Springs shares is not a trustee with respect to such shares);

         (b) 1,965,135 shares (or 27%) held by Mrs. Close and Mr. Bradley, as trustees for the children of Mrs. Close;

         The trustees of these trusts may accumulate dividends or sale proceeds to distribute them to the beneficiaries.

         2. 3,392 Class A shares are held by Springs Foundation, Inc., a private foundation, of which Mrs. Close, her eight children, Mr. James Bradley, and employees of family-owned companies constitute the Board of Directors.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of the Group:

         Not Applicable.


December 31, 2000

                                Page 7 of 8 Pages


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Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            The Springs Company

date                                        By: /s/ Harry B. Emerson
                                            ----------------------------
                                            Harry B. Emerson, Secretary




December 31, 2000


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